Exhibit 99.1

BOYD GROUP SERVICES INC.

INTERIM REPORT TO SHAREHOLDERS

Second Quarter and Six Months Ended June 30, 2026

Management’s Discussion & Analysis

OVERVIEW

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. The following is a geographic breakdown of the collision repair locations by trade name and location as at August 11, 2026.

		1,323 locations
	46 locations			1,189 locations
Alberta	16	Florida (+37)*	123	Colorado	22
British Columbia	13	Texas (+54)*	98	Virginia (+11)*	22
Manitoba	13	Michigan (+1)*	78	Maryland (+6)*	21
Saskatchewan	4	Illinois (+6)*	73	Arkansas (+14)*	17
		Alabama (+44)*	60	Minnesota	16
	88 locations	Georgia (+17)*	59	Nevada (+1)*	16
		California	53	Kentucky (+9)*	15
		North Carolina (+12)*	51	Pennsylvania	15
Ontario (+2)*	83	New York	41	Hawaii	11
Nova Scotia	5	Indiana (+3)*	40	Kansas	11
		Wisconsin (+2)*	40	Mississippi (+11)*	11
		Washington	38	Oregon	11
		Oklahoma (+9)*	37	Iowa	7
		Louisiana (+9)*	36	Utah	5
		Ohio (+2)*	36	Nebraska	4
		South Carolina (+15)*	36	West Virginia (+2)*	2
		Tennessee (+9)*	31	Idaho	1
		Arizona	26	New Jersey	1
		Missouri (+5)*	25

The above numbers include 34 intake locations, net of one closed location.		The above numbers include three intake locations and two fleet locations co-located with collision repair centers.

*	Locations added in 2026 and up to August 11, 2026

Boyd provides collision repair and glass services to insurance companies, individual vehicle owners, as well as fleet and lease customers, with a high percentage of the Company’s revenue being derived from insurance-paid collision repair services.

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively.

The following review of BGSI’s operating and financial results for the period ended June 30, 2026, including material transactions and events of BGSI up to and including August 11, 2026, should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026, as well as the annual audited consolidated financial statements, management discussion & analysis (“MD&A”) and annual information form (“AIF”) of BGSI, as filed on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov.

SIGNIFICANT EVENTS

On January 7, 2026, BGSI announced that regulatory requirements regarding the Joe Hudson’s Collision Center (“Joe Hudson’s”) acquisition had been satisfied and as a result, the Company announced the closing of the acquisition on January 9, 2026, expanding the Company’s footprint by 258 collision locations across the U.S. Southeast.

On March 17, 2026, the BGSI Board of Directors declared a cash dividend for the first quarter of 2026 of C$0.156 per common share. The dividend was paid on April 28, 2026 to common shareholders of record at the close of business on March 31, 2026.

On April 22, 2026, BGSI announced the appointment of Steve Hoeft as Chief Operating Officer for Boyd Group’s U.S. Collision business and appointment of Zach Balthrop as Chief Commercial Officer for the Boyd Group.

On May 14, 2026, BGSI announced that the nominees listed in the management proxy circular dated March 24, 2026 were elected as Directors of BGSI.

On June 17, 2026, the BGSI Board of Directors declared a cash dividend for the second quarter of 2026 of C$0.156 per common share. The dividend was paid on July 29, 2026 to common shareholders of record at the close of business on June 30, 2026.

In addition to the Joe Hudson’s acquisition, the Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

Location	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2026 to March 31, 2026	3	8	11
April 1, 2026 to June 30, 2026	4	6	10
July 1, 2026 to August 11, 2026	2	0	2

Total	9	14	23

OUTLOOK

Industry repairable-claims volumes showed continued stabilization during the second quarter of 2026. Based on second quarter claims-processing data, the Company estimates that repairable-claims volumes were flat to down 2% year over year, representing a meaningful improvement from the declines experienced during the same period in 2025, and consistent with our long-term planning assumptions.

Against this backdrop, Boyd continued to outperform underlying industry volumes and gain market share. This performance reflects the strength of the Company’s insurer relationships and underscores the competitive advantage of Boyd’s scale and business model. These share gains delivered positive same-store sales growth for the quarter, with only limited contribution from total cost of repair (“TCOR”) growth.

In July 2026, same-store sales growth was positive in the low single digits, driven entirely by continued share gains. While TCOR growth continues to face well-documented, short-term transitory pressures, long-term structural tailwinds remain intact. Given the inherent monthly and quarterly variability the Company evaluates same-store sales over longer periods and does not view any single period as indicative of sustainable market share expansion or multi-year strategic targets. Looking ahead, Boyd’s scale and network allows it to invest in superior client capabilities, providing multiple company-specific growth paths independent of any single industry variable.

Boyd remains focused on strengthening its position as a leading direct repair program multi-shop operator by deepening insurer relationships, improving opportunity capture and capacity utilization, and expanding its presence in priority markets. The Company expects these initiatives to support continued growth and additional share gains. Boyd also intends to complement organic growth through disciplined acquisitions and new-location development, together with continued investment in glass, scanning, calibration and other adjacent capabilities, while maintaining balance-sheet flexibility.

The Company is accelerating its Project 360 and acquisition cost savings target of $140 million due to faster-than-expected gains from the Joe Hudson’s integration. It now expects $35 million in Joe Hudson’s synergies in 2026, up from the previous $20 million target. As a result, total cost savings expected in 2026 have increased to $65 million from $50 million, with the remaining $35 million expected to be realized ratably from 2027 to 2029.

The conversion of Joe Hudson’s location was successfully completed in the second quarter, establishing a stronger operating foundation and driving meaningful year-over-year profit growth. While the transition has resulted in some temporary sales disruptions that have continued into the third quarter, initiatives focused on throughput and local market execution are driving revenue on a more profitable foundation.

The Company expects to open three new start-up locations during the third quarter and currently has an additional 10 start-up locations targeted for completion in the fourth quarter. Organic expansion is expected to be complemented by single-location acquisitions, supported by the Company’s strong balance sheet.

BUSINESS ENVIRONMENT & STRATEGY

As at August 11, 2026, the business environment of the Company and strategies adopted by management remain unchanged from those described in BGSI’s 2025 annual MD&A.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this Management’s Discussion & Analysis (“MD&A”), other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may, without limitation, be identified by words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark”, “expect”, “target” and “endeavour” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on such statements, as actual results may differ materially from those expressed or implied in such statements.

Forward-looking statements are subject to significant risks and are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, currently available information, expected future developments and other factors it believes are appropriate.

Although the Company believes the expectations, plans, intentions, and strategies reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, these statements relate to future events or the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. If one or more of these risks or uncertainties occur, or if the Company’s underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied in such forward-looking statements. No forward-looking statement is a guarantee of future results and they should not be unduly relied upon. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements, including but not limited to those described under the headings “Business Risks and Uncertainties” of BGSI’s Annual Information Form dated March 17, 2026 for the year ended December 31, 2025 and this MD&A. Forward-looking statements, assumptions and risks factors in this MD&A include, but are not limited to:

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Boyd remains focused on strengthening its position as a leading direct repair program multi-shop operator by deepening insurer relationships, improving opportunity capture and capacity utilization, and expanding its presence in priority markets. The Company expects these initiatives to support continued growth and additional share gains. Boyd also intends to complement organic growth through disciplined acquisitions and new-location development, together with continued investment in glass, scanning, calibration and other adjacent capabilities, while maintaining balance-sheet flexibility.

Re-emergence of stability in economic conditions

Stability in employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier relationships provide it with competitive advantages to increase sales over time

Sales share growth will more than offset systemic changes in the industry and environment

Anticipated operating results of new locations will be accretive to overall Company results

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Inability of the Company to pass cost increases to customers over time

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Changes in weather conditions

Inability to maintain, replace or grow technician capacity could impact organic growth

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
The Company expects to open three new start-up locations during the third quarter and currently has an additional 10 start-up locations targeted for completion in the fourth quarter. Organic expansion is expected to be complemented by single-location acquisitions, supported by the Company’s strong balance sheet.

New location opportunities continue to be available and are at acceptable and accretive prices

Financing options continue to be available at reasonable rates and on acceptable terms and conditions

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

Anticipated operating results of new locations will be accretive to overall Company results

Initiatives to increase production capacity are successful

Project 360 is successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Tariff impacts are offset by client pricing increases

Acquisition market conditions change and repair shop owner demographic trends change

Credit and refinancing conditions prevent or restrict the ability of the Company to continue growth strategies

Changes in market conditions and operating environment

Significant decline in the number of insurance claims

Integration of new stores is not accomplished as planned

Increased competition which prevents achievement of acquisition and revenue goals

Initiatives to increase production capacity take longer than expected or are not successful

Insurance premium inflation and overall economic uncertainty continue to impact claims volumes

Anticipated cost savings take longer than expected or are not fully realized

Client pricing is not adjusted to reflect tariff impacts

While TCOR growth continues to face well-documented, short-term transitory pressures, long-term structural tailwinds remain intact.	Normalization of key industry drivers, including increased used vehicle pricing and increasing vehicle complexity

Repairable claims decline more rapidly or significantly than anticipated

Miles driven do not increase as anticipated

Used vehicle pricing does not increase or does not increase as rapidly or significantly as anticipated

Increasing vehicle complexity does not result in an increase in total cost of repair

The Company is updating the expected timing of its $140 million cost savings target under Project 360 and acquisition synergies to reflect the accelerated realization of benefits from the Joe Hudson’s integration. The Company now expects to realize approximately $35 million of Joe Hudson’s synergies in 2026, up from its previous expectation of $20 million. As a result, total cost savings expected in 2026 have increased to $65 million from $50 million, with the remaining $35 million expected to be realized ratably from 2027 to 2029.

The project is completed according to the estimated timeline

Cost savings initiatives have been appropriately identified

Adequate time and resources are dedicated to achieving cost savings objectives

Initiatives to increase production capacity are successful

Technology is leveraged to optimize mix decisions

Material spend is optimized

Store operating model is optimized to drive leverage as volume scales

Cost savings realized differ from amounts originally anticipated

Timeframe for cost savings differs from original timeline

Initiatives to increase production capacity take longer than expected or are not successful

Anticipated cost savings take longer than expected or are not fully realized

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
Project 360 along with the integration and cost to achieve synergies on the Joe Hudson’s acquisition were estimated to require approximately $50-53 million in operating costs and $30 million in capital expenditures.

The actual cost for these expenditures agrees with the original estimate

The project and realization of synergies are completed according to the estimated timeline

No other new requirements are identified or required during the period

All identified costs are required during the period

BGSI may identify additional expenditure needs that were not originally anticipated

BGSI may identify expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Stated objective to gradually increase dividends over time.

Growing profitability of the Company and its subsidiaries

The continued and increasing ability of the Company to generate cash available for dividends

Balance sheet strength and flexibility is maintained and the dividend level is manageable taking into consideration bank covenants, growth requirements and maintaining a dividend level that is supportable over time

BGSI is dependent upon the operating results of the Company

Economic conditions deteriorate

Changes in weather conditions

Decline in the number of insurance claims

Loss of one or more key customers or loss of significant volume from any customer

Changes in government regulation

During 2026, the Company plans to make cash capital expenditures, excluding those related to network technology upgrades and acquisition and development of new locations, within the range of 1.6% and 1.8% of sales.

The actual cost for these capital expenditures agrees with the original estimate

The purchase, delivery and installation of the capital items is consistent with the estimated timeline

No other new capital requirements are identified or required during the period

All identified capital requirements are required during the period

Actual expenditures could be above or below 1.6% to 1.8% of sales

The timing of the expenditures could occur on a different timeline

BGSI may identify additional capital expenditure needs that were not originally anticipated

BGSI may identify capital expenditure needs that were originally anticipated; however, are no longer required or required on a different timeline

Forward-looking Information	Key Assumptions	Most Relevant Risk Factors
New locations that were not in operation for the full comparative period will contribute meaningfully as their sales mature over the next two to three year period.

Re-emergence of stability in economic conditions and employment rates

New and existing customer relationships are expected to provide acceptable levels of revenue opportunities

The Company’s customer and supplier

relationships provide it with competitive

advantages to increase sales over time

Economic conditions deteriorate

Loss of one or more key customers or loss of significant volume from any customer

Decline in the number of insurance claims

Increased competition which may prevent achievement of revenue goals

Changes in market conditions and operating environment

Inability to maintain, replace or grow technician capacity

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs or opinions change.

Readers are cautioned that the foregoing table is not exhaustive. Readers should refer to the “Business Risks and Uncertainties” section of BGSI’s Annual Information Form dated March 17, 2026 for the year ended December 31, 2025, the “Business Risks and Uncertainties” and other sections of this MD&A and our other periodic filings with Canadian and U.S. securities regulatory authorities. All forward-looking statements presented herein should be considered in conjunction with such filings. All forward-looking statements contained herein are expressly qualified by the foregoing “Caution Concerning Forward-Looking Statements”.

NON-GAAP FINANCIAL MEASURES AND RATIOS

EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) should not be considered an alternative to net earnings in measuring the performance of BGSI, nor should it be used as an exclusive measure of cash flow. Readers are cautioned that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as reported by BGSI may not be comparable in all instances to EBITDA as reported by other companies.

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management, productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

The following is a reconciliation of BGSI’s net earnings to EBITDA and Adjusted EBITDA:

ADJUSTED EBITDA

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Net earnings (loss)	$1,291	$5,422	$(6,635)	$2,785
Add:
Finance costs	30,760	18,023	60,835	35,855
Income tax expense	2,023	2,851	1,357	2,561
Depreciation of property, plant and equipment	28,126	21,547	54,792	42,394
Depreciation of right of use assets	43,691	31,799	85,712	63,414
Amortization of intangible assets	20,032	6,868	32,457	13,548

EBITDA	$125,923	$86,510	$228,518	$160,557

Add (deduct):
Fair value adjustments	(185)	—	(1,465)	1
Acquisition and transformational cost initiatives	10,194	7,276	31,264	13,773

Adjusted EBITDA	$135,932	$93,786	$258,317	$174,331

Sales	$1,013,652	$780,407	$2,010,328	$1,558,730
Adjusted EBITDA margin (%)	13.4%	12.0%	12.8%	11.2%

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (net of tax) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items. Adjusted net earnings per share means Adjusted net earnings, divided by the weighted average number of shares for the applicable period.

The following is a reconciliation of BGSI’s net earnings to Adjusted net earnings:

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars, except share and per share amounts)	2026	2025	2026	2025
Net earnings (loss)	$1,291	$5,422	$(6,635)	$2,785
Add (deduct):
Fair value adjustments (net of tax)	(137)	—	(1,084)	1
Acquisition and transformational cost initiatives (net of tax)	7,566	5,384	24,193	10,192
Amortization of intangibles arising on acquisitions (net of tax)	13,683	4,461	21,987	8,863

Adjusted net earnings (1)	$22,403	$15,267	$38,462	$21,841

Weighted average number of shares	27,836,295	21,467,807	27,833,160	21,467,695

Adjusted net earnings per share (1)	$0.80	$0.71	$1.38	$1.02

(1)	Comparative figures have been restated to conform with current period presentation

SAME-STORE SALES

Same-store sales is a measure of sales that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange on the current period. Same-store sales is calculated by applying the prior period exchange rate to the current year sales. The following is a reconciliation of BGSI’s sales to same-store sales:

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Sales	$1,013,652	$780,407	$2,010,328	$1,558,730
Less:
Sales from locations not in the comparative period	(211,748)	(465)	(421,675)	(6,276)
Sales from under-performing facilities closed during the period	—	(377)	—	(1,240)
Foreign exchange	(32)	—	(2,924)	—

Same-store sales (excluding foreign exchange)	$801,872	$779,565	$1,585,729	$1,551,214

Dividends

BGSI declared dividends of C$0.156 per share in each of the first and second quarter of 2026 (2025 - C$0.153).

Dividends to shareholders of BGSI were declared and paid as follows:

(thousands of U.S. dollars)
Record date	Payment date	Dividend amount
March 31, 2026	April 28, 2026	$3,165
June 30, 2026	July 29, 2026	3,093

		$6,258

(thousands of U.S. dollars)
Record date	Payment date	Dividend amount
March 31, 2025	April 28, 2025	$2,287
June 30, 2025	July 29, 2025	2,390

		$4,677

RESULTS OF OPERATIONS

Results of Operations
(thousands of U.S. dollars, except per share amounts)
	Three months ended June 30,			Six months ended June 30,
	2026	% change	2025	2026	% change	2025
Sales - Total	1,013,652	29.9	780,407	2,010,328	29.0	1,558,730
Same-store sales - Total (excluding foreign exchange) (1)	801,872	2.9	779,565	1,585,729	2.2	1,551,214
Gross margin %	47.4	1.3	46.8	46.9	0.9	46.5
Operating expense %	33.9	(2.6)	34.8	34.1	(3.4)	35.3
Adjusted EBITDA margin (1) %	13.4	11.7	12.0	12.8	14.3	11.2
Adjusted EBITDA (1)	135,932	44.9	93,786	258,317	48.2	174,331
Acquisition and transformational cost initiatives	10,194	40.1	7,276	31,264	127.0	13,773
Depreciation and amortization	91,849	52.5	60,214	172,961	44.9	119,356
Fair value adjustments	(185)	N/A	—	(1,465)	N/A	1
Finance costs	30,760	70.7	18,023	60,835	69.7	35,855
Income tax expense	2,023	(29.0)	2,851	1,357	(47.0)	2,561
Adjusted net earnings (1)(2)	22,403	46.7	15,267	38,462	76.1	21,841
Adjusted net earnings per share (1)(2)	0.80	12.7	0.71	1.38	35.3	1.02
Net earnings (loss)	1,291	(76.2)	5,422	(6,635)	N/A	2,785
Basic and diluted earnings (loss) per share	0.05	(80.0)	0.25	(0.24)	N/A	0.13

(1)	As defined in the non- GAAP financial measures and ratios section of the MD&A.
(2)	Comparative figures have been restated to conform with current period presentation

Joe Hudson’s Collision Center and Project 360

The Company remains committed to returning to an Adjusted EBITDA margin of 14%, supported by Project 360 and the realization of synergies from the Joe Hudson’s acquisition. On January 9, 2026, the Company closed the acquisition of Joe Hudson’s Collision Center. The acquisition added 258 locations across the U.S. Southeast region, increasing Boyd’s North American location footprint by 25%. This expanded scale, combined with enhanced regional density, is expected to support improved profitability through meaningful cost synergies across the combined company. The combined synergies and saving associated with the Project 360 transformation initiative are expected to be $140 million from 2025 to 2029. During 2025, approximately $40 million of savings were realized, with an additional $35 million realized thus far in 2026. An additional $30 million is expected in 2026 and the remaining $35 million to be realized between 2027 and 2029.

Boyd has made solid progress with the integration of Joe Hudson’s during the first two quarters of 2026 with conversion of all locations to the Company’s information technology platforms and branding. The integration accelerated the synergies that were expected, though the conversion process created temporary pressure on sales and Adjusted EBITDA during the quarter, particularly during the first week at each location, as employees adapted to the new systems. The disruptions associated with the conversions caused the business to lag sales performance expectations for the quarter, offset by timing of synergy realization. Project 360 along with the integration and cost to achieve synergies on the Joe Hudson’s acquisition were estimated to require approximately $50-53 million in operating costs and $30 million in capital expenditures. To date, approximately $35.6 million in operating costs and approximately $9.8 million in capital expenditures have been recorded on the integration and transformation project.

2nd Quarter Comparison - Three months ended June 30, 2026 vs. 2025

Sales

Sales totaled $1,013.7 million for the three months ended June 30, 2026, an increase of $233.2 million or 29.9% when compared to the same period of 2025. The increase in sales was the result of the following:

•

$211.3 million of incremental sales were generated from 340 new locations that were not in operation for the full comparative period. Joe Hudson’s 258 stores contributed $174.8 million in sales in the quarter. Sales were negatively impacted by the conversion activity that was completed during the quarter.

•

Same-store sales[1] excluding foreign exchange increased $22.3 million or 2.9%. The Company continued to outperform the industry on volume, driven by strong performance with insurance clients, although the average total cost of repair remained below historical levels, which limited the level of same-store sales growth that could be achieved. Based on second quarter claims processing platform data, the Company estimates that repairable claims volume was down in the range of 0-2%. While growth in average total cost of repair has remained below historical averages in recent periods, management believes a return toward target levels over time is supported by the continued normalization of key industry drivers, including rising used vehicle values, increasing vehicle complexity and inflation on wages and cost of parts. The second quarter of 2026 recognized the same number of selling and production days when compared to the same period of the prior year.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $0.4 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

Gross Profit

Gross Profit was $480.0 million or 47.4% of sales for the three months ended June 30, 2026, compared to $365.4 million or 46.8% of sales for the same period of 2025. Gross profit increased $114.6 million primarily as a result of incremental sales attributable to location growth and increased same-store sales. Gross profit was also positively impacted by synergies associated with the acquisition of Joe Hudson’s and Project 360 savings. Gross margin benefitted from increased paint and parts margins driven by Joe Hudson’s synergy realization and Project 360. Gross margin was also positively impacted by increased sublet and scanning and calibration margins, partially offset by lower labor margins and variability in performance based pricing. Offsetting these gross margin benefits is the impact of the lower gross margin percentage in the Joe Hudson’s business. To date, the Company has not experienced any material impact as a result of tariffs.

Operating Expenses

Operating Expenses for the three months ended June 30, 2026 increased $72.4 million to $344.1 million from $271.7 million for the same period of 2025. The increase in operating expenses was primarily the result of location growth related to the addition of Joe Hudson’s stores during the quarter. Closed locations lowered operating expenses by $0.3 million.

Operating expenses as a percentage of sales were 33.9% for the three months ended June 30, 2026, which compared to 34.8% for the same period of 2025. Operating expenses as a percentage of sales was positively impacted by Joe Hudson’s synergy realization and Project 360, the transformational cost initiative launched during the fourth quarter of 2024. The decrease as a percentage of sales was also supported by the mitigating effect of same-store sales growth which partially offset typical cost increases.

[1]	As defined in the non-GAAP financial measures and ratios section of the MD&A

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the three months ended June 30, 2026 were $10.2 million compared to $7.3 million recorded for the same period of 2025. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. The acquisition costs for this quarter of $1.2 million (2025 - $1.0 million) include $0.3 million (2025 - $nil) related to the Joe Hudson’s acquisition. The expenses related to the transformational cost initiatives of $9.0 million (2025 - $6.3 million) include costs associated with Project 360 as well as costs incurred to realize synergies on the Joe Hudson’s acquisition.

To date, approximately $35.6 million in operating costs have been incurred on the integration and transformation project which was estimated to require approximately $50-53 million in operating costs.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”)2 for the three months ended June 30, 2026 totaled $135.9 million or 13.4% of sales compared to Adjusted EBITDA of $93.8 million or 12.0% of sales in the same period of the prior year. The $42.1 million increase in Adjusted EBITDA is primarily the result of new stores added through the acquisition of Joe Hudson’s, as well as improvements in gross margin, and the impact of synergies and Project 360 that resulted in significant cost savings.

Adjusted EBITDA as a percentage of sales benefitted from increased gross margin and decreased operating expenses as a percentage of sales as a result of Project 360 and Joe Hudson’s synergy realization of approximately $15 million in the quarter.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $28.1 million or 2.8% of sales for the three months ended June 30, 2026, an increase of $6.6 million when compared to the $21.5 million or 2.8% of sales recorded in the same period of the prior year. The increase in depreciation expense was primarily due to location growth primarily driven by the Joe Hudson’s acquisition.

Depreciation related to right of use assets totaled $43.7 million, or 4.3% of sales for the three months ended June 30, 2026, as compared to $31.8 million or 4.1% of sales for the same period of the prior year. The increase in depreciation expense was primarily due to growth in locations, driven mostly by the acquisition of Joe Hudson’s.

Amortization of intangible assets for the three months ended June 30, 2026 totaled $20.0 million or 2.0% of sales, compared to the $6.9 million or 0.9% of sales expensed for the same period of the prior year. The increase in amortization is primarily the result of the addition of intangibles related to the Joe Hudson’s acquisition. The second quarter included incremental intangible amortization due to catch-up amounts of $6.8 million recorded following revisions to the provisional purchase price allocation for the acquisition of Joe Hudson’s.

Finance Costs

Finance Costs of $30.8 million or 3.0% of sales for the three months ended June 30, 2026 increased from $18.0 million or 2.3% of sales for the same period of the prior year. The increase in finance costs was due primarily to interest incurred on the senior unsecured notes and increased interest on lease liabilities both as a result of the Joe Hudson’s transaction.

[2]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Income Taxes

Current and Deferred Income Tax Expense of $2.0 million for the three months ended June 30, 2026 compared to $2.9 million for the same period of the prior year. Income tax expense is impacted by the recording of adjustments related to the completion and filing of the prior year Canadian tax returns, permanent differences arising on non-deductible expenses, including executive compensation and certain acquisition costs related to the Joe Hudson’s transaction, which impacts the tax computed on accounting income.

Net Earnings and Earnings Per Share

Net Earnings for the three months ended June 30, 2026 was $1.3 million or 0.1% of sales compared to net earnings of $5.4 million or 0.7% of sales in the same period of the prior year. The net earnings amount in 2026 was impacted by acquisition and transformational cost initiatives of $7.6 million (net of tax) as well as acquisition related intangible amortization of $13.7 million (net of tax). Adjusted net earnings3 for the second quarter of 2026 was $22.4 million, or 2.2% of sales. This compares to Adjusted net earnings of $15.3 million or 2.0% of sales in the same period of 2025. Net earnings and Adjusted net earnings for the period benefited from higher Adjusted EBITDA. Net earnings and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs, additionally net earnings was impacted by increased amortization of intangible assets. The increase in depreciation and amortization expenses were primarily driven by location growth including Joe Hudson’s. The increase in finance costs was primarily driven by the acquisition of Joe Hudson’s, which increased interest expense related to the senior unsecured notes as well as lease liabilities.

Basic and Diluted Earnings Per Share was $0.05 per share for the three months ended June 30, 2026 compared to $0.25 for the second quarter of 2025. Adjusted net earnings per share was $0.80 compared to $0.71 for the second quarter of 2025.

Year-to-date Comparison - Six months ended June 30, 2026 vs. 2025

Sales

Sales totaled $2,010.3 million for the six months ended June 30, 2026, an increase of $451.6 million or 29.0% when compared to the same period of 2025. The increase in sales was the result of the following:

•

$415.4 million of incremental sales were generated from 349 new locations that were not in operation for the full comparative period. Joe Hudson’s 258 stores contributed $342.6 million in sales since the completion of the acquisition on January 9, 2026.

•

Same-store sales[4] excluding foreign exchange increased $34.5 million or 2.2%. Sales increased by $2.9 million due to the translation of same-store sales at a higher Canadian dollar exchange rate. The Company continued to outperform the industry on volume, driven by strong performance with insurance clients. Based on claims processing platform data for the six months ended June 30, 2026, the Company estimates that repairable claims volume was down in the range of 0-2%. The average total cost of repair remained below historical levels, which limited the level of same-store sales growth that could be achieved, management believes a return toward target levels over time is supported by the continued normalization of key industry drivers, including rising used vehicle values, increasing vehicle complexity and inflation on wages and cost of parts. The first six months of 2026 recognized the same number of selling and production days when compared to the same period of the prior year.

•	Sales were affected by the closure of under-performing facilities which decreased sales by $1.2 million.

Same-store sales are calculated by including sales for locations and businesses that have been in operation for the full comparative period.

[3]	As defined in the non-GAAP financial measures and ratios section of the MD&A.
[4]	As defined in the non-GAAP financial measures and ratios section of the MD&A

Gross Profit

Gross Profit was $943.7 million or 46.9% of sales for the six months ended June 30, 2026, compared to $724.7 million or 46.5% of sales for the same period of 2025. Gross profit increased $219.0 million primarily as a result of incremental sales attributable to location growth and increased same-store sales. Gross profit was also positively impacted by Project 360 savings and synergies associated with the acquisition of Joe Hudson’s. Gross margin benefitted from increased paint and parts margins from Joe Hudson’s synergy realization and Project 360 and as well as increased sublet margins, partially offset by lower labor margins and variability in performance based pricing. The gross margin percentage is also impacted by the lower gross margin percentage in the Joe Hudson’s business. To date, the Company has not experienced any material impact as a result of tariffs.

Operating Expenses

Operating Expenses for the six months ended June 30, 2026 increased $135.0 million to $685.4 million from $550.4 million for the same period of 2025. The increase in operating expenses was primarily the result of location growth related to the addition of Joe Hudson’s stores during the quarter. Closed locations lowered operating expenses by $1.6 million.

Operating expenses as a percentage of sales were 34.1% for the six months ended June 30, 2026, which compared to 35.3% for the same period of 2025. Operating expenses as a percentage of sales was positively impacted by Project 360, the transformational cost initiative launched during the fourth quarter of 2024, and Joe Hudson’s synergy realization. During the six months ended June 30, 2026 Boyd continued to realize cost savings from the implementation of the indirect staffing model. The decrease as a percentage of sales was also supported by the mitigating effect of same-store sales growth which partially offset typical cost increases. A lower operating expense ratio in new stores, driven by the Joe Hudson’s acquisition, positively contributed to results.

Acquisition and Transformational Cost Initiatives

Acquisition and Transformational Cost Initiatives for the six months ended June 30, 2026 were $31.3 million compared to $13.8 million recorded for the same period of 2025. Acquisition costs relate to various acquisitions, including acquisitions from prior periods, as well as other completed or potential acquisitions. The acquisition costs for this year of $13.5 million (2025 - $2.0 million) include $11.8 million (2025 - $nil) related to the Joe Hudson’s acquisition. The expenses related to the transformational cost initiatives of $17.8 million (2025 - $11.7 million) include costs associated with Project 360 as well as costs incurred to realize synergies on the Joe Hudson’s acquisition.

Adjusted EBITDA

Earnings before interest, income taxes, depreciation and amortization, as well as fair value adjustments and acquisition and transformational cost initiatives (“Adjusted EBITDA”)5 for the six months ended June 30, 2026 totaled $258.3 million or 12.8% of sales compared to Adjusted EBITDA of $174.3 million or 11.2% of sales in the same period of the prior year. The $84.0 million increase in Adjusted EBITDA is primarily the result of new stores added through the acquisition of Joe Hudson’s, as well as improvements in gross margin, and the impact of Project 360 and synergies on the Joe Hudson’s acquisition that resulted in significant cost savings.

Adjusted EBITDA as a percentage of sales benefitted from increased gross margin and decreased operating expenses as a percentage of sales as a result of Project 360 and Joe Hudson’s synergy realization of approximately $35 million in the period.

[5]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Depreciation and Amortization

Depreciation related to property, plant and equipment totaled $54.8 million or 2.7% of sales for the six months ended June 30, 2026, an increase of $6.6 million when compared to the $42.4 million or 2.7% of sales recorded in the same period of the prior year. The increase in depreciation expense was primarily due to location growth primarily driven by the Joe Hudson’s acquisition.

Depreciation related to right of use assets totaled $85.7 million, or 4.3% of sales for the six months ended June 30, 2026, as compared to $63.4 million or 4.1% of sales for the same period of the prior year. The increase in depreciation expense was primarily due to growth in locations, driven mostly by the acquisition of Joe Hudson’s.

Amortization of intangible assets for the six months ended June 30, 2026 totaled $32.5 million or 1.6% of sales, compared to the $13.5 million or 0.9% of sales expensed for the same period of the prior year. The increase in amortization is primarily the result of the addition of intangibles related to the Joe Hudson’s acquisition.

Finance Costs

Finance Costs of $60.8 million or 3.0% of sales for the six months ended June 30, 2026 increased from $35.9 million or 2.3% of sales for the same period of the prior year. The increase in finance costs was due primarily to interest incurred on the senior unsecured notes and increased interest on lease liabilities both as a result of the Joe Hudson’s transaction.

Income Taxes

Current and Deferred Income Tax Expense of $1.4 million for the six months ended June 30, 2026 compared to $2.6 million for the same period of the prior year. Income tax expense is impacted by non-deductible transaction costs related to the Joe Hudson’s acquisition, other permanent non-deductible expenses including executive compensation and meals and entertainment costs. Also impacting income tax expense is the recording of adjustments related to the completion and filing of the prior year Canadian tax returns, as well as state income and franchise taxes on profitable operating subsidiaries filing on a separate-entity basis where losses from other entities cannot be used to offset taxable income.

Net (Loss) Earnings and (Loss) Earnings Per Share

Net loss for the six months ended June 30, 2026 was $6.6 million or (0.3)% of sales compared to net earnings of $2.8 million or 0.2% of sales in the same period of the prior year. The net loss amount in 2026 was impacted by acquisition and transformational cost initiatives of $24.2 million (net of tax). Adjusted net earnings6 for the six months ended June 30, 2026 was $38.5 million, or 1.9% of sales. This compares to Adjusted net earnings of $21.8 million or 1.4% of sales in the same period of 2025. Adjusted net earnings for the period benefited from higher Adjusted EBITDA. Net loss and Adjusted net earnings were negatively impacted by increased depreciation expense and increased finance costs, additionally net loss was impacted by increased amortization of intangible assets. The increase in depreciation and amortization expenses were primarily driven by location growth including Joe Hudson’s. The increase in finance costs was primarily driven by the acquisition of Joe Hudson’s, which increased interest expense related to the senior unsecured notes as well as lease liabilities.

Basic and Diluted (Loss) Earnings Per Share was $(0.24) per share for the six months ended June 30, 2026 compared to $0.13 for the same period of 2025. Adjusted net earnings per share was $1.38 compared to $1.02 for the same period of 2025.

[6]	As defined in the non-GAAP financial measures and ratios section of the MD&A.

Summary of Quarterly Results (in thousands of U.S. dollars, except per share amounts)	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Sales	$1,013,652	$996,676	$793,854	$790,210	$780,407	$778,323	$752,339	$752,293
Adjusted EBITDA (1)	$135,932	$122,385	$103,609	$98,366	$93,786	$80,545	$83,408	$80,128
Net earnings (loss)	$1,291	$(7,926)	$4,790	$10,845	$5,422	$(2,637)	$2,442	$2,895
Basic and diluted earnings (loss) per share	$0.05	$(0.28)	$0.19	$0.51	$0.25	$(0.12)	$0.11	$0.13
Adjusted net earnings (1)(2)	$22,403	$16,059	$22,773	$17,824	$15,267	$6,574	$10,822	$7,580
Adjusted net earnings per share (1)(2)	$0.80	$0.58	$0.90	$0.83	$0.71	$0.31	$0.50	$0.35

(1)	As defined in the non-GAAP financial measures and ratios section of the MD&A.
(2)	Comparative figures have been restated to conform with current period presentation

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations, together with cash on hand and undrawn credit on existing facilities are expected to be sufficient to meet operating requirements, capital expenditures and dividends. At June 30, 2026, BGSI had cash totaling $23.0 million (December 31, 2025 - $1,228.6 million). The net working capital ratio (current assets divided by current liabilities) was 0.58:1 at June 30, 2026 (December 31, 2025 – 3.14:1).

At June 30, 2026, BGSI had total debt outstanding, net of cash, of $2,003.9 million compared to $488.1 million at December 31, 2025. Debt, net of cash before lease liabilities increased by $1,243.7 million from a cash, net of debt before lease liabilities balance of $290.7 million at December 31, 2025 to debt, net of cash before lease liabilities balance of $953.1 million at June 30, 2026. The cash, net of debt balance at December 31, 2025 included net proceeds from debt offering of C$525 million senior unsecured notes and initial public equity offering of $897 million in the United States that were used to fund the acquisition of Joe Hudson’s Collision Center on January 9, 2026.

Total debt, net of cash
(thousands of U.S. dollars)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Revolving credit facility & swing line (net of financing costs)	$285,253	$297,875	$224,491	$253,764	$387,931
Term Loan A (net of financing costs)	124,963	124,948	124,933	124,920	124,904
Senior unsecured notes	557,205	567,789	577,143	196,512	—
Seller notes (1)	8,606	9,853	11,359	10,174	7,677

Total debt before lease liabilities	$976,027	$1,000,465	$937,926	$585,370	$520,512
Cash	22,969	54,479	1,228,614	64,320	14,685

Total debt, net of cash (cash, net of debt) before lease liabilities	$953,058	$945,986	$(290,688)	$521,050	$505,827
Lease liabilities	1,050,885	1,058,782	778,807	760,888	735,645

Total debt, net of cash	$2,003,943	$2,004,768	$488,119	$1,281,938	$1,241,472

(1)	Seller notes are loans granted to the Company by the sellers of businesses related to the acquisition of those businesses.

Operating Activities

Cash flow generated from operations, before considering working capital changes, was $129.0 million for the three months ended June 30, 2026 compared to $78.9 million in the same period of 2025.

In the second quarter of 2026, changes in working capital items used net cash of $29.2 million compared with providing net cash of $21.5 million in the same period of 2025. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Cash flow generated from operations, before considering working capital changes, was $231.0 million for the six months ended June 30, 2026 compared to $151.8 million in the same period of 2025.

For the six months ended June 30, 2026, changes in working capital items used net cash of $6.4 million compared with providing net cash of $18.8 million in the same period of 2025. Changes in accounts receivable, inventory, prepaid expenses, income taxes, accounts payable and accrued liabilities are significantly influenced by timing of collections and expenditures.

Financing Activities

Cash used in financing activities totaled $85.7 million for the three months ended June 30, 2026 compared to cash used in financing activities of $40.8 million during the same period of the prior year. During the second quarter of 2026, cash was provided by draws of the revolving credit facility and swing line in the amount of $97.3 million, offset by cash used to repay draws and debt associated with seller notes in the amount of $110.4 million and to fund interest costs on long-term debt of $6.6 million and interest on senior unsecured notes of $8.1 million. Cash used by financing activities also included $38.4 million in repayments of lease liabilities, $16.3 million to fund interest costs on lease liabilities and to pay dividends of $3.2 million. During the second quarter of 2025, cash was provided by draws of the revolving credit facility and swing line, primarily to fund acquisition and new location growth activity, in the amount of $79.9 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $71.1 million and cash used to fund interest costs on long-term debt of $7.1 million. Cash used by financing activities included $29.1 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $11.0 million. Cash was also used to pay dividends totaling $2.3 million.

Cash used in financing activities totaled $83.9 million for the six months ended June 30, 2026 compared to cash used in financing activities of $85.3 million for the same period of 2025. During the six months ended June 30, 2026, cash was provided by draws of the revolving credit facility and swing line in the amount of $281.6 million, offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $222.3 million and to fund interest costs on long-term debt of $13.3 million and interest on senior unsecured notes of $16.2 million. Cash used by financing activities included $75.5 million in repayments of lease liabilities and cash used to fund interest costs on lease liabilities of $32.4 million. Cash used to pay dividends were $6.3 million and cash provided by the interest received from the proceeds of debt and equity offerings amounting to $0.7 million. During the six months ended June 30, 2025 cash was provided by draws of the revolving credit facility in the amount of $178.4 million offset by cash used to repay draws as well as long-term debt associated with seller notes in the amount of $165.3 million and to fund interest costs on long-term debt of $14.1 million. Cash used by financing activities included $57.7 million used to repay lease liabilities and cash used to fund interest costs on lease liabilities of $22.0 million. Cash was also used to pay dividends amounting $4.6 million.

Debt Financing

The Company maintains a credit agreement which consists of revolving credit and swing line facilities aggregating $675.0 million with an accordion feature which can increase the facilities to a maximum of $1,075.0 million (the “Facilities”). During 2025, the Company amended its credit agreement to increase the capacity of the Facilities and extend the maturity to August 2030. The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125.0 million at an interest rate of 3.455%.

The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while the Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of BGSI’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The total syndicated Facilities include a swing line up to a maximum of $10.0 million for the Canadian borrower and $30.0 million for the U.S. borrower. As at June 30, 2026, the Company has drawn $253.0 million (December 31, 2025 - $226.0 million U.S.) and the Canadian borrower had drawn $33.6 million (December 31, 2025 - $nil) on the Facilities, $125.0 million (December 31, 2025 - $125.0 million) on the Term Loan A, and $nil (December 31, 2025 - $nil) on the swing line.

The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect permitted transaction-related costs, pro-forma annualized acquisition results and anticipated synergies.

The Company supplements its debt financing by negotiating with sellers in certain acquisitions to provide financing to the Company in the form of term notes. The notes payable to sellers are typically at favorable interest rates and for terms of one to 15 years. This source of financing is another means of supporting BGSI’s growth, at a relatively low cost. During the six months ended June 30, 2026, no seller notes agreements were entered into (year ended December 31, 2025 - five seller notes for an aggregate amount of $7.5 million).

Senior Unsecured Notes

The Company has two outstanding senior unsecured notes. On September 4, 2025, the Company issued C$275.0 million in notes due 2033 (the “2033 Notes”) at an annual interest rate of 5.75%. On November 6, 2025, the Company issued C$525.0 million in notes due 2030 (the “2030 Notes”) at an annual interest rate of 5.5%. For both issuances, interest is payable semi-annually in arrears.

Through the use of cross-currency swaps, the Company has effectively converted the 2033 Notes into a fixed U.S. dollar obligation with an effective interest rate of 6.9% and the 2030 Notes into a fixed U.S. dollar obligation with an effective interest rate of 6.4%.

The 2033 Notes and the 2030 Notes contain redemption options, which were recognized as an embedded derivative asset, and valued at fair value through profit and loss. A fair market value gain was recognized in the statement of earnings during the period ended June 30, 2026 amounting to $0.8 million (year ended December 31, 2025 - $1.3 million) related to the redemption options.

Shareholders’ Capital

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

The information on the outstanding options is as follows:

	Three months ended June 30,
	2026		2025
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	120,327	$210.71	94,471	$217.39
Forfeited during the period	(752)	194.28	(5,875)	212.55

Balance at the end of period	119,575	$210.82	88,596	$217.71

Exercisable at the end of the period	33,771	$208.10	19,253	$198.30

	Six months ended June 30,
	2026		2025
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	85,587	$217.61	67,762	$219.84
Granted during the period	35,385	194.28	29,380	211.27
Forfeited during the period	(1,299)	209.79	(7,680)	214.91
Exercised during the period	(98)	187.49	(866)	190.69

Balance at the end of period	119,575	$210.82	88,596	$217.71

Exercisable at the end of the period	33,771	$208.10	19,253	$198.30

The weighted average grant date fair value of stock options granted during the six months ended June 30, 2026 was $59.45 per option (2025 - $69.51). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2026	2025
Risk-free interest rate	2.83%	2.84%
Expected life (years)	5.5	5.5
Expected stock price volatility	27.93%	30.73%
Expected dividend yield	0.267%	0.259%

Investing Activities

Cash used in investing activities totaled $43.6 million and $1,363.3 million for the three months ended June 30, 2026 and for the six months ended June 30, 2026, respectively. This compares to cash used in investing activities of $47.0 million and $91.3 million used in the same period of the prior year. The increase in cash used for the six months ended June 30, 2026 was primarily driven by the acquisition of Joe Hudson’s on January 9, 2026. During the six months ended June 30, 2026, the Company completed sale leaseback transactions for proceeds of $17.2 million. This compares to proceeds of $9.2 million for the six months ended June 30, 2025. The remainder of the investing activity in both periods related primarily to the development of businesses which consisted of property, plant and equipment additions.

Acquisitions and Development of Businesses

On January 9, 2026, the Company completed the acquisition of Joe Hudson’s Collision Center. Joe Hudson’s is a leading multi-site collision repair operator in the United States, adding 258 locations across the U.S. Southeast region.

In addition to the Joe Hudson’s acquisition, the Company completed and opened the following number of collision repair acquisitions and start-up locations during the periods listed:

	Number of locations added through acquisition	Number of start-ups	Total
January 1, 2026 to March 31, 2026	3	8	11
April 1, 2026 to June 30, 2026	4	6	10
July 1, 2026 to August 11, 2026	2	0	2

Total	9	14	23

In addition to Boyd’s established single shop pipeline, Boyd will continue to be a strategic buyer of complementary scaled MSO acquisitions at the right economics. The Company is seeing a continuation of the 2025 trend, with an increasing number of small regional MSOs entering the market as attractive acquisition targets.

The Company added 17 locations through acquisition and 12 start-up locations, for a total of 29 new locations from the beginning of 2025 until the prior year second quarter reporting date of August 12, 2025. In the last twelve months, the company added 43 locations through acquisition and 31 start-up locations, for a total of 74 new locations, not including the Joe Hudson’s acquisition.

Included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted primarily of property, plant and equipment additions to bring new locations up to the Company’s standard of quality and also includes development of brownfield and greenfield start-up locations that have not yet opened.

Start-ups

Start-up collision repair facilities include brownfield locations, which are existing buildings converted to Boyd’s use. In some cases this would include opening in a building that was previously a collision repair facility. The Company will also develop greenfield locations which consist of Boyd’s prototype building from the ground up. In both cases, Boyd ensures the location is favorable and zoned appropriately to be able to operate upon completion of development. Depending on a variety of factors including zoning, permitting, supply chain and availability of trades, the development of a start-up facility can take between 10 and 24 months, with greenfields generally taking longer than brownfields.

The Company believes that start-up facilities offer a number of advantages and as a result plans to continue increasing the proportion of growth using this approach. This approach provides another option to grow in geographies that are new and growing and also allows Boyd to design and develop a facility that has a preferred footprint and flow. Being able to accommodate Boyd’s future needs in terms of glass and calibration services is another benefit. These facilities are also attractive from a customer and employee perspective. Having the capability to grow through start-ups at a higher pace gives the Company optionality to invest in a way that continues to provide accretive returns when multi-shop or single location acquisition opportunities are not ideal. While the pipeline continues to grow, the Company currently has the following start-up facilities in development and scheduled to open over the next twelve months:

Number of start-up locations currently in development
July 1, 2026 to September 30, 2026	3
October 1, 2026 to December 31, 2026	10
January 1, 2027 to March 31, 2027	8
April 1, 2027 to June 30, 2027	7

Total	28

Start-up facilities, whether brownfield or greenfield, have a longer ramp-up period when compared to the Company’s historical single shop acquisitions. It generally takes longer for sales to build up to steady state levels in start-up locations. Whereas with single store acquisitions, it takes on average between 12-24 months to add the necessary employees and DRP relationships to drive sales to projected levels, for start-ups it can take between 24-36 months from the time of store opening. During these ramp up periods, leveraging of fixed costs is limited, which impacts the operating expense ratio and supplementing production staff wages may be required, which impacts gross margin. For start-up locations, pre-opening costs such as utilities, core staff, property taxes and shop supplies are incurred without sales revenue to offset these costs. This pattern of extended ramp up would typically result in losses for the months leading up to the opening and continue at decreasing levels as the revenue increases. Performance of newly developed locations will vary, but the long-term value creation of developing start-up sites are very attractive. Based on Boyd’s history, newly developed locations would reach maturity by the end of their third year.

Capital Expenditures

Although most of Boyd’s repair facilities are leased, funds are required to ensure facilities are properly repaired and maintained to ensure the Company’s physical appearance communicates Boyd’s standard of professional service and quality. The Company’s need to maintain its facilities and upgrade or replace equipment to meet increased complexity of newer vehicles, signage, computers, software and vehicles forms part of the annual cash requirements of the business. The Company manages these expenditures by annually reviewing and determining its capital budget needs and then authorizing major expenditures throughout the year based upon individual business cases. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $11.8 million or 1.4% of sales, excluding sales achieved by Joe Hudson’s locations, on capital expenditures during the second quarter of 2026. The Company spent $11.1 million or 1.4% of sales on capital expenditures excluding expenditures related to network technology upgrades and acquisition and development during the same period of 2025. Excluding expenditures related to network technology upgrades and acquisition and development, the Company spent approximately $22.9 million or 1.4% of sales, excluding sales achieved by Joe Hudson’s locations, on capital expenditures during the six months ended June 30, 2026. The Company spent $22.5 million or 1.4% of sales on capital expenditures excluding expenditures related to acquisition and development during the same period of 2025.

During 2026, the Company plans to make cash capital expenditures, excluding those related to network technology upgrades and acquisition and development of new locations, within the range of 1.6% and 1.8% of sales. In addition to these capital expenditures, the Company invested in network technology upgrades to further strengthen our technology and security infrastructure and prepare for advanced technology needs in the future. The company finalized the network technology upgrades in the first quarter of 2026, with capital expenditures totaling $2.8 million. This investment fell within the projected 2026 budget of $2 million to $4 million.

In connection with the integration of Joe Hudson’s, the Company expects to incur capital expenditures of approximately $30 million with the majority of these costs being incurred during 2026. These investments are primarily directed toward facility modernization and brand conversion to align the acquired locations with the Company’s operational and quality standards. As of June 30, 2026, the Company has deployed $9.8 million toward these initiatives.

LEGAL PROCEEDINGS

Neither BGSI, nor any of its subsidiaries are involved in any legal proceedings which are material in any respect.

RELATED PARTY TRANSACTIONS

Boyd has not entered into any new related party transactions beyond the items disclosed in the 2025 annual report.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements that present fairly the financial position, financial condition and results of operations requires that BGSI make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

The critical accounting estimates are substantially unchanged from those identified in the 2025 annual MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

BGSI’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the second quarter of 2026, there have been no changes in BGSI’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BGSI’s internal control over financial reporting.

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Joe Hudson’s Collision Center, the control of which was acquired on January 9, 2026. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Joe Hudson’s aggregated sales and net earnings for the six months ended June 30, 2026, was $342.6 million, and $15.3 million respectively, and constituted approximately 38.4% of total assets as at June 30, 2026.

BUSINESS RISKS AND UNCERTAINTIES

Risks and uncertainties affecting the business remain substantially unchanged from those identified in the 2025 annual MD&A, except as noted below.

Market Environment Change

The collision repair industry has recently experienced declines in claim volumes and muted growth in Total Cost of Repair (“TCOR”). Claim volumes steadily improved throughout 2025 and into the early part of 2026. Key drivers that supported this recovery include insurance premium inflation falling below overall consumer price index levels and insurance rate reductions across several carriers. While claim volumes have stabilized, TCOR has remained below expected levels, despite positive indicators such as increasing new and used vehicle prices. Increased new and used vehicle prices lower total losses and therefore result in an increase in TCOR. TCOR is also positively impacted by wage inflation and inflation on the cost of parts. The overall age of vehicles in the market continues to be impacted by the disruption to purchasing patterns that occurred during the COVID pandemic, with a higher mix of older vehicles being repaired, which is a current headwind in terms of the growth in TCOR. There can be no assurance as to the timing or magnitude that TCOR will increase, which could negatively impact Boyd’s revenues and result in a material adverse effect on the Company’s business and financial condition.

ADDITIONAL INFORMATION

BGSI’s shares trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. Additional information relating to the BGSI is available on SEDAR+ (www.sedarplus.com), EDGAR (www.sec.gov) and the Company website (www.boydgroup.com).

BOYD GROUP SERVICES INC.

Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2026

BOYD GROUP SERVICES INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited) (thousands of U.S. dollars)

		June 30, 2026	December 31, 2025
	Note
Assets
Current assets:
Cash		$22,969	$1,228,614
Accounts receivable		175,219	137,474
Income taxes recoverable		9,276	10,196
Inventory	5	78,003	68,284
Prepaid expenses		61,389	53,789

		346,856	1,498,357
Property, plant and equipment	6	714,219	581,146
Right of use assets	7	951,087	689,247
Derivative financial instruments	14	4,305	7,153
Deferred income tax asset		10,051	12,625
Intangible assets	8	1,029,812	356,347
Goodwill	9	1,227,770	702,460
Other long-term assets		13,998	12,616

		$4,298,098	$3,859,951

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$427,093	$339,276
Dividends payable	10	3,056	3,168
Current portion of long-term debt	11	7,200	8,752
Current portion of lease liabilities	13	159,574	125,483

		596,923	476,679
Long-term debt	11	411,622	352,031
Senior unsecured notes	12	557,205	577,143
Derivative financial instruments	14	3,003	4,667
Lease liabilities	13	891,311	653,324
Deferred income tax liability		104,318	73,197
Unearned rebates		3,041	3,349

		2,567,423	2,140,390

Equity
Accumulated other comprehensive earnings		71,175	51,871
Retained earnings		175,887	188,780
Shareholders’ capital		1,469,960	1,468,962
Contributed surplus		13,653	9,948

		1,730,675	1,719,561

		$4,298,098	$3,859,951

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Approved by the Board:

BRIAN KANER		DAVID BROWN
Director		Director

BOYD GROUP SERVICES INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited) (thousands of U.S. dollars, except share amounts)

		Shareholders’ Capital			Accumulated Other Comprehensive Earnings
		Shares	Amount	Contributed Surplus	Cash Flow Hedge Reserve	Cost of Hedging Reserve	Cumulative Translation Adjustment	Retained Earnings	Total Equity
	Note
Balances - January 1, 2025		21,472,725	$600,047	$5,467	$—	$—	$44,792	$180,557	$830,863
Other comprehensive earnings (loss)					(24,251)	2,428	28,902		7,079
Net earnings								18,420	18,420

Comprehensive earnings (loss)					(24,251)	2,428	28,902	18,420	25,499
Shares issued through public offering		6,361,800	897,014						897,014
Issue costs (net of tax of $10,264)			(27,937)						(27,937)
Shares issued through exercise of stock options		1,080		142					142
Cancellation of shares		(5,784)	(162)	162					—
Equity-settled share-based payment plan				3,261					3,261
Stock option accretion				916					916
Dividends to shareholders	10							(10,197)	(10,197)

Balances - December 31, 2025		27,829,821	$1,468,962	$9,948	$(24,251)	$2,428	$73,694	$188,780	$1,719,561

Other comprehensive earnings (loss)					7,580	8,460	(13,407)		2,633
Net loss								(6,635)	(6,635)

Comprehensive earnings (loss)					7,580	8,460	(13,407)	(6,635)	(4,002)
Basis adjustment to goodwill	4				16,671				16,671
Shares issued through exercise of stock options	18	98	17	(3)					14
Shares issued through share-based payment plan		6,516	981	(981)					—
Stock option accretion				556					556
Equity-settled share-based payment plan				4,133					4,133
Dividends to shareholders	10							(6,258)	(6,258)

Balances - June 30, 2026		27,836,435	$1,469,960	$13,653	$—	$10,888	$60,287	$175,887	$1,730,675

Balances - January 1, 2025		21,472,725	$600,047	$5,467	$—	$—	$44,792	$180,557	$830,863
Other comprehensive earnings							8,452		8,452
Net earnings								2,785	2,785

Comprehensive earnings					—	—	8,452	2,785	11,237
Shares issued through exercise of stock options	18	866		115					115
Cancellation of shares		(5,784)	(162)	162					—
Stock option accretion				431					431
Equity-settled share-based payment plan				1,330					1,330
Dividends to shareholders	10							(4,677)	(4,677)

Balances - June 30, 2025		21,467,807	$599,885	$7,505	$—	$—	$53,244	$178,665	$839,299

The accompanying notes are an integral part of these interim condensed consolidated financial statements

BOYD GROUP SERVICES INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (Unaudited) (thousands of U.S. dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note
Sales	16	$1,013,652	$780,407	$2,010,328	$1,558,730
Cost of sales		533,622	414,969	1,066,613	833,998

Gross profit		480,030	365,438	943,715	724,732

Operating expenses		344,098	271,652	685,398	550,401
Acquisition and transformational cost initiatives	4	10,194	7,276	31,264	13,773
Depreciation of property, plant and equipment	6	28,126	21,547	54,792	42,394
Depreciation of right of use assets	7	43,691	31,799	85,712	63,414
Amortization of intangible assets	8	20,032	6,868	32,457	13,548
Fair value adjustments	14	(185)	—	(1,465)	1
Finance costs		30,760	18,023	60,835	35,855

		476,716	357,165	948,993	719,386

Earnings (loss) before income taxes		3,314	8,273	(5,278)	5,346

Income tax expense
Current		1,788	9,351	4,201	10,634
Deferred		235	(6,500)	(2,844)	(8,073)

		2,023	2,851	1,357	2,561

Net earnings (loss)		$1,291	$5,422	$(6,635)	$2,785

Net earnings (loss) per share (basic and diluted)	17	$0.05	$0.25	$(0.24)	$0.13

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Basic weighted average number of shares outstanding	17	27,836,295	21,467,807	27,833,160	21,467,695
Diluted weighted average number of shares outstanding	17	27,898,269	21,523,395	27,833,160	21,524,817

BOYD GROUP SERVICES INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS) (Unaudited)
(thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
Net earnings (loss)		$1,291	$5,422	$(6,635)	$2,785
Other comprehensive earnings
Items that may be reclassified subsequently to Interim Condensed Consolidated Statements of Earnings (Loss)
Change in unrealized earnings on foreign currency translation (net of tax of $nil)		(2,694)	8,319	(13,407)	8,452
Fair value changes on cash flow hedge (net of tax of $nil)	14	—	—	7,580	—
Fair value changes on cost of hedging reserve	14	6,852	—	8,460	—

Other comprehensive earnings		4,158	8,319	2,633	8,452

Comprehensive earnings (loss)		$5,449	$13,741	$(4,002)	$11,237

The accompanying notes are an integral part of these interim condensed consolidated financial statements

BOYD GROUP SERVICES INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note
Cash flows from operating activities
Net earnings (loss)		$1,291	$5,422	$(6,635)	$2,785
Adjustments for
Fair value adjustments		(185)	—	(1,465)	1
Deferred income taxes		235	(6,500)	(2,844)	(8,073)
Finance costs		30,760	18,023	60,835	35,855
Amortization of intangible assets	8	20,032	6,868	32,457	13,548
Depreciation of property, plant and equipment	6	28,126	21,547	54,792	42,394
Depreciation of right of use assets	7	43,691	31,799	85,712	63,414
Equity settled share-based payment		2,406	1,583	4,689	1,877
Other		2,667	165	3,425	1

		129,023	78,907	230,966	151,802
Changes in non-cash working capital items	19	(29,187)	21,531	(6,375)	18,791

		99,836	100,438	224,591	170,593

Cash flows used in financing activities
Increase in obligations under long-term debt	11	97,323	79,915	281,562	178,377
Repayment of long-term debt, principal	11	(110,415)	(71,141)	(222,345)	(165,268)
Repayment of obligations under property leases, principal	13	(36,854)	(27,702)	(72,637)	(54,892)
Repayment of obligations under vehicle and equipment leases, principal	13	(1,530)	(1,386)	(2,901)	(2,815)
Interest on long-term debt	11	(6,638)	(7,140)	(13,329)	(14,102)
Interest on senior unsecured notes	12	(8,074)	—	(16,219)	—
Interest on property leases	13	(16,092)	(10,774)	(31,872)	(21,555)
Interest on vehicle and equipment leases	13	(228)	(222)	(531)	(462)
Interest received on proceeds of senior unsecured notes and equity offering		—	—	686	—
Dividends paid		(3,157)	(2,336)	(6,308)	(4,619)

		(85,665)	(40,786)	(83,894)	(85,336)

Cash flows used in investing activities
Proceeds on sale of equipment and software	6	320	89	420	648
Proceeds on sale / leaseback agreements	6	—	—	17,157	9,157
Equipment purchases and facility improvements		(11,524)	(11,076)	(24,802)	(25,765)
Acquisition and development of businesses (net of cash acquired)	4	(31,903)	(34,001)	(1,354,785)	(72,150)
Software purchases and licensing	8	(335)	(1,970)	(936)	(3,132)
Increase in other long-term assets		(154)	(74)	(376)	(80)

		(43,596)	(47,032)	(1,363,322)	(91,322)

Effect of foreign exchange rate changes on cash		(2,085)	779	(9,682)	753

Net (decrease) increase in cash position		(31,510)	13,399	(1,232,307)	(5,312)
Cash, beginning of period prior to restatement for IFRS 9 amendments		54,479	1,286	1,228,614	19,997
Adjustment on adoption of IFRS 9 amendments as at January 1, 2026	3	—	—	26,662	—

Cash beginning of period		54,479	1,286	1,255,276	19,997

Cash, end of period		$22,969	$14,685	$22,969	$14,685

Income taxes paid (net of refunds received)		$2,936	$3,908	$3,260	$2,555
Interest paid		$33,386	$17,944	$60,948	$36,181

The accompanying notes are an integral part of these interim condensed consolidated financial statements

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

1.	GENERAL INFORMATION

Boyd Group Services Inc. (“BGSI” or the “Company”) is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries.

The Company’s business consists of the ownership and operation of autobody/autoglass repair facilities and related services. At the reporting date, the Company operated locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates Gerber National Claim Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer mobile calibration and diagnostic services.

The shares of the Company are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. The head office and principal address of the Company are located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, Canada, R3H 1A6.

The policies applied in these interim condensed consolidated financial statements are based on IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) issued and effective as of August 11, 2026, the date the Board of Directors approved the statements.

2.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three and six months ended June 30, 2026 have been prepared in accordance with IAS 34, Interim financial reporting using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2025, except as detailed in Note 3. The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS. These interim condensed consolidated financial statements are presented in U.S. dollars (“USD”).

3.	CHANGES IN ACCOUNTING POLICIES

The Company adopted the amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments effective January 1, 2026. The amendments clarify derecognition of financial liabilities at settlement date and when settled through an electronic cash transfer system, provides further guidance regarding the classification of financial assets, and additional disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income (“FVTOCI”). The Company determined that its electronic payment systems do not meet the criteria for the optional “Electronic Payment Exception.”

Consequently, the Company transitioned from derecognizing liabilities at the point of payment initiation to settlement-date accounting. This change applies to all payment methods, including electronic transfers, and cheques.

Upon adoption on January 1, 2026, this resulted in a presentation gross-up of Cash and Accounts payable and accrued liabilities of $26,662 for payments initiated but not yet settled by the bank. This adjustment is reflected in the opening balance of cash in the interim condensed consolidated statement of cash flows. The transition had no impact on the Company’s net assets, equity, or opening retained earnings.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

4.	ACQUISITIONS

On January 9, 2026, the Company completed the acquisition of all the issued and outstanding shares of Joe Hudson’s Collision Center (“Joe Hudson’s”). Joe Hudson’s is a leading multi-site collision repair operator in the United States, adding 258 locations across the U.S. Southeast region.

Separate from the acquisition of Joe Hudson’s, the Company completed five acquisitions that added seven locations during the six months ended June 30, 2026.

BGSI has accounted for the 2026 acquisitions on a provisional basis using the acquisition method as follows:

Acquisitions in 2026	Joe Hudson’s	Other acquisitions	Total acquisitions
Identifiable net assets acquired at fair value:
Cash	$6,413	$—	$6,413
Other current assets	35,145	219	35,364
Property, plant and equipment	134,055	5,689	139,744
Right of use assets	251,150	8,372	259,522
Identified intangible assets
Customer relationships	700,000	5,496	705,496
Brand name	500	—	500
Non-compete agreements	—	245	245
Intellectual property	300	—	300
Liabilities assumed
Current liabilities	(43,572)	—	(43,572)
Deferred tax liabilities	(33,166)	—	(33,166)
Lease liabilities	(251,150)	(8,372)	(259,522)
		$(8,372)	$(259,522)

Identifiable net assets acquired	$799,675	$11,649	$811,324
Goodwill	521,760	7,208	528,968

Net assets recognized	$1,321,435	$18,857	$1,340,292

Represented by:
Cash paid or payable	$1,304,764	$18,857	$1,323,621
Foreign currency basis adjustment	16,671	—	16,671

Total investment in acquisitions	$1,321,435	$18,857	$1,340,292

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

The following table summarizes the preliminary purchase price allocation for the Joe Hudson’s acquisition and adjustments recognized to date during the measurement period:

Joe Hudson’s Purchase Price Allocation	Preliminary	Adjustments	Revised provisional
Identifiable net assets acquired at fair value:
Cash	$6,413	$—	$6,413
Other current assets	35,155	(10)	35,145
Property, plant and equipment	122,952	11,103	134,055
Right of use assets	251,150	—	251,150
Identified intangible assets
Customer relationships	414,982	285,018	700,000
Brand name	1,518	(1,018)	500
Intellectual property	—	300	300
Liabilities assumed
Current liabilities	(43,559)	(13)	(43,572)
Deferred tax liabilities	(6,804)	(26,362)	(33,166)
Lease liabilities	(251,150)	—	(251,150)

Identifiable net assets acquired	$530,657	$269,018	$799,675
Goodwill	790,778	(269,018)	521,760

Net assets recognized	$1,321,435	$—	$1,321,435

Represented by:
Cash paid	$1,304,764	$—	$1,304,764
Foreign currency basis adjustment	16,671	—	16,671

Total investment in acquisition	$1,321,435	$—	$1,321,435

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

The Joe Hudson’s acquisition was funded through the Company’s initial public offering in the United States on November 4, 2025, where it issued 6,361,800 common shares at a price of US$141.00 per share for net proceeds of $858,812, and a private placement on November 6, 2025, of C$525,000 principal amount of 5.5% Senior Unsecured Notes due 2030 which provided net proceeds of $369,168. The remaining balance of the purchase price was funded through draws on the Company’s revolving credit facilities on January 7, 2026.

During the six months ended June 30, 2026 acquisition-related expenses of $13,500 (2025 - $2,024) were recognized in acquisition and transformational cost initiatives on the consolidated statements of earnings (loss).

The Company previously designated certain foreign currency cash balances as hedging instruments in a cash flow hedge of the highly probable forecasted acquisition of Joe Hudson’s. Upon completion of the acquisition, the accumulated effective portion of $16,671 was reclassified from the cash flow hedge reserve and included in the initial carrying amount of goodwill as a foreign currency basis adjustment (Note 14).

The preliminary purchase price allocations for the 2026 acquisitions may be further revised as additional information becomes available. Further adjustments may be recorded in future periods as the fair value assessments, primarily related to property, plant and equipment, and identifiable intangible assets, are finalized. Furthermore, right-of-use assets and lease liabilities remain provisional pending the completion of lease term assessments. Additionally, the valuation for acquired deferred tax assets remains provisional pending the completion of historical tax return reviews and the determination of tax attribute recoverability.

A significant part of the goodwill recorded on the acquisitions can be attributed to the assembled workforce and the operating know-how of key personnel. However, no intangible assets qualified for separate recognition in this respect.

Of the goodwill recognized on the 2026 acquisitions, approximately $373,991 is expected to be deductible for tax purposes, including the $366,291 specifically attributed to the Joe Hudson’s acquisition. Approximately $155,469 of the goodwill attributed to the Joe Hudson’s acquisition is not expected to be deductible for tax purposes due to the structure of the acquired entity.

Of the intangibles recognized on the Joe Hudson’s acquisition, approximately $602,555 is expected to be deductible for tax purposes. Approximately $97,945 of the intangibles attributed to the Joe Hudson’s acquisition is not expected to be deductible for tax purposes due to the structure of the acquired entity, which results in the recording of a deferred tax liability of $25,466 on acquisition.

On the consolidated statements of cash flows, included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted primarily of property, plant and equipment additions as well as development of brownfield and greenfield start-up locations that have not yet opened. Also included are investments in the growth of internalization of scanning and calibration services.

The results of operations reflect the sales and expenses of acquired operations from the date of acquisition.

During the six months ended June 30, 2026, sales contributed by 2026 acquisitions since being acquired were $345,887.

Net earnings generated by 2026 acquisitions since being acquired were $15,018.

If 2026 acquisitions had been acquired on January 1, 2026, the Company’s sales and net loss for the six months ended June 30, 2026 would have been $2,026,772 and $8,775, respectively.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

5.	INVENTORY

As at	June 30, 2026	December 31, 2025
Paint and materials	$31,941	$25,103
Work in process	46,062	43,181

Balance, end of period	$78,003	$68,284

6.	PROPERTY, PLANT AND EQUIPMENT

As at	June 30, 2026	December 31, 2025
Balance, beginning of year	$581,146	$529,673
Acquired through business combinations	139,744	28,978
Additions	66,739	162,662
Proceeds on disposal	(17,577)	(54,057)
(Loss) gain on disposal	(400)	408
Transfers from right of use assets	151	422
Depreciation	(54,792)	(87,851)
Foreign exchange	(792)	911

Balance, end of period	$714,219	$581,146

Additions to property, plant and equipment for the six months ended June 30, 2026 include equipment purchases and facility improvements for established locations; additions related to start-up locations of $16,983, consisting primarily of land, building and equipment; and investments in the development of acquired businesses.

For the six months ended June 30, 2026, BGSI completed sale and leaseback transactions for four properties (year ended December 31, 2025 - 19 properties) for total proceeds of $17,157 (year ended December 31, 2025 - $53,252). The loss arising from sale and leaseback transactions during the six months ended June 30, 2026 was $523 (year ended December 31, 2025 - gain of $1,016).

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

7.	RIGHT OF USE ASSETS

As at	June 30, 2026	December 31, 2025
Balance, beginning of year	$689,247	$668,101
Acquired through business combinations	259,522	31,136
Additions and modifications	89,945	116,088
Depreciation	(85,712)	(128,101)
Transfers to property, plant and equipment	(151)	(422)
Foreign exchange	(1,764)	2,445

Balance, end of period	$951,087	$689,247

For the six months ended June 30, 2026, BGSI completed sale and leaseback transactions for four properties (year ended December 31, 2025 - 19 properties) for total proceeds of $17,157 (year ended December 31, 2025 - $53,252). The loss arising from sale and leaseback transactions during the six months ended June 30, 2026 was $523 (year ended December 31, 2025 - gain of $1,016).

8.	INTANGIBLE ASSETS

As at	June 30, 2026	December 31, 2025
Balance, beginning of year	$356,347	$336,943
Acquired through business combinations	706,541	36,726
Additions	1,250	8,158
Amortization	(32,457)	(28,020)
Foreign exchange	(1,869)	2,540

Balance, end of period	$1,029,812	$356,347

9.	GOODWILL

As at	June 30, 2026	December 31, 2025
Balance, beginning of year	$702,460	$643,864
Recognized through business combinations	528,968	53,910
Foreign exchange	(3,658)	4,686

Balance, end of period	$1,227,770	$702,460

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

10.	DIVIDENDS

The Company’s Directors have discretion in declaring dividends. The Company declares and pays dividends from its available cash from operations taking into account current and future performance amounts necessary for principal and interest payments on debt obligations, amounts required for maintenance capital expenditures and amounts allocated to reserves.

The Company declared dividends of C$0.156 per share in each of the first and second quarter of 2026 (2025 - C$0.153).

The following is the balance of dividends payable:

As at	June 30, 2026	December 31, 2025
Balance, beginning of period	$3,168	$2,283
Declared	6,258	10,197
Payments	(6,308)	(9,366)
Foreign exchange	(62)	54

Balance, end of period	$3,056	$3,168

Dividends to shareholders were declared and paid as follows:

Record date	Payment date	Dividend amount
March 31, 2026	April 28, 2026	$3,165
June 30, 2026	July 29, 2026	3,093

		$6,258

Record date	Payment date	Dividend amount
March 31, 2025	April 28, 2025	$2,287
June 30, 2025	July 29, 2025	2,390

		$4,677

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

11.	LONG-TERM DEBT

Long-term debt is comprised of the following:

As at	June 30, 2026	December 31, 2025
Revolving credit & swing line facilities (net of financing costs)	$285,253	$224,491
Term Loan A (net of financing costs)	124,963	124,933
Seller notes	8,606	11,359

	$418,822	$360,783

Current portion	7,200	8,752

	$411,622	$352,031

The following is the continuity of long-term debt:

As at	June 30, 2026	December 31, 2025
Balance, beginning of period	$360,783	$507,283
Consideration on acquisition	—	7,462
Draws	281,562	391,623
Repayments	(222,345)	(544,867)
Deferred financing costs	—	(1,086)
Amortization of deferred financing costs	193	301
Foreign exchange	(1,371)	67

Balance, end of period	$418,822	$360,783

Included in finance costs for the three and six months ended June 30, 2026 is interest on long-term debt of $6,638 and $13,329 respectively (2025 - $7,140 and $14,102).

The $125,000 Term Loan A matures in March 2027; however, it is classified as a non-current liability as the Company possesses a substantive right to defer settlement for at least twelve months after the reporting period by refinancing the obligation through the available capacity of the revolving credit facilities. This right is subject to the Company’s compliance with objective financial covenants and conditions as specified in the credit agreement.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

12.	SENIOR UNSECURED NOTES

Senior unsecured notes is comprised of the following:

As at	June 30, 2026	December 31, 2025
Notes due 2030	369,443	383,041
Notes due 2033	193,517	200,640
Unamortized deferred financing costs	(10,184)	(11,428)
Embedded derivative liability	4,429	4,890

	557,205	577,143

The following is the continuity of senior unsecured notes.

As at	June 30, 2026	December 31, 2025
Balance, beginning of period	$577,143	$—
Principal amount	—	572,335
Embedded derivative liability	—	5,009
Amortization of embedded derivative liability	(297)	(158)
Deferred financing costs	—	(11,582)
Amortization of deferred financing costs	864	361
Foreign exchange	(20,505)	11,178

Balance, end of period	$557,205	$577,143

Included in finance costs for the three and six months ended June 30, 2026 is interest on the senior unsecured notes of $8,074 and $16,219 respectively (2025 - $nil).

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

13.	LEASE LIABILITIES

The following is the continuity of lease liabilities:

As at	June 30, 2026	December 31, 2025
Balance, beginning of period	$778,807	$744,295
Assumed on acquisition	259,522	31,136
Additions and modifications	90,239	117,259
Repayments	(107,941)	(161,561)
Financing costs	32,403	44,825
Foreign exchange	(2,145)	2,853

Balance, end of period	$1,050,885	$778,807
Current portion	159,574	125,483

	$891,311	$653,324

Lease expenses are presented in the consolidated statements of earnings (loss) as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating expenses	$3,027	$3,001	$6,024	$5,878
Depreciation of right of use assets	43,691	31,799	85,712	63,414
Finance costs	16,320	10,996	32,403	22,017

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

14.	FINANCIAL INSTRUMENTS

Carrying value and estimated fair value of financial instruments

			June 30, 2026		December 31, 2025
	Classification	Fair value hierarchy	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash	Amortized cost	n/a	$22,969	$22,969	$1,228,614	$1,228,614
Accounts receivable	Amortized cost	n/a	175,219	175,219	137,474	137,474
Long-term asset	FVTPL (1)	3	8,407	8,407	8,407	8,407
Optional redemption	FVTPL (1)	3	4,305	4,305	3,656	3,656
Cross-currency swap	FVTOCI (2)	2	—	—	1,298	1,298
Cross-currency swap	FVTPL (1)	2	—	—	2,199	2,199
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	n/a	427,093	427,093	339,276	339,276
Dividends payable	Amortized cost	n/a	3,056	3,056	3,168	3,168
Long-term debt	Amortized cost	n/a	418,822	417,612	360,783	359,736
Senior unsecured notes	Amortized cost	n/a	557,205	573,516	577,143	589,996
Cross-currency swap	FVTPL (1)	2	—	—	4,667	4,667
Cross-currency swap	FVTOCI (2)	2	3,003	3,003	—	—

(1)	Fair Value Through Profit or Loss
(2)	Fair Value Through Other Comprehensive Income

For the Company’s current financial assets and liabilities, including accounts receivable, accounts payable and accrued liabilities, and dividends payable, which are short term in nature and subject to normal trade terms, the carrying values approximate their fair value. The fair value of BGSI’s long-term debt has been determined by calculating the present value of the interest rate spread that exists between the actual Term Loan A and the rate that would be negotiated with the economic conditions at the reporting date. The fair value of senior unsecured notes was based on the current market price a buyer is willing to pay for a high yield bond at the reporting date, translated at the period-end foreign exchange rate. The fair value of the optional redemption was calculated using Hull-White model and discounted cash flow. The fair value of the other long-term asset has been estimated using the discounted cash flow method.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

Collateral

The Company’s syndicated loan facility is collateralized by a General Security Agreement. The carrying amount of the financial assets pledged as collateral for this facility at June 30, 2026 was approximately $198,188 (December 31, 2025 - $1,366,088).

Cross-currency swaps

The Company holds cross-currency swap arrangements to hedge cash flow variability from foreign currency debt. These include a 2033 cross-currency swap (C$275,000 for $198,656) and a 2030 cross-currency swap (C$525,000 for $375,805). Both are designated as cash flow hedges of associated intercompany promissory notes. Consistent with the Company’s risk management strategy, only the spot components are designated as hedging instruments, with fair value changes recorded in other comprehensive income. These amounts are reclassified to net earnings to offset the foreign exchange translation of the underlying intercompany promissory notes.

On January 7, 2026, the 2030 cross-currency swap was designated as a hedging instrument upon the establishment of the related intercompany promissory note. Prior to designation, a gain of $663 was recognized in fair value adjustments within the consolidated statements of earnings (loss), as the hedging relationship was not formally designated as a hedge. At the date of designation, the initial fair value of the excluded components was a gain of $1,335 which is tracked separately and amortized into net earnings over the term of the arrangement.

Forward points and currency basis spreads are excluded from the designation and recognized in a separate cost of hedging reserve within other comprehensive income. For the three and six months ended June 30, 2026, a gain of $6,852 and $8,460 respectively (2025 - $nil) were recognized within the cost of hedging reserve, net of deferred income taxes of $2,407 and $2,961, respectively (2025 - $nil).

Hedge of forecasted acquisition

On January 9, 2026, the Company completed the acquisition of Joe Hudson’s and settled the related cash flow hedge. During the period from January 1, 2026, to the date of settlement, a fair value gain of $7,580 was recognized in the cash flow hedge reserve within other comprehensive income.

Upon closing, the total accumulated effective portion of the hedge, representing a cumulative loss of $16,671, was removed from the cash flow hedge reserve and included as a foreign currency basis adjustment to the initial carrying amount of goodwill (Note 4). This hedge is no longer active as of June 30, 2026.

Fair value adjustments

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Fair value gain on cross-currency swap	$—	$—	$(663)	$—
Fair value gain on optional redemption	(185)	—	(802)	—
Contingent consideration	—	—	—	1

Total fair value adjustments	$(185)	$—	$(1,465)	$1

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

15.	SEASONALITY

BGSI’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period sales, operating expenses and earnings are typically sensitive to regional and local weather, market conditions, and in particular, to cyclical variations in economic activity and market demand.

16.	SEGMENTED REPORTING

BGSI has one reportable line of business, being automotive collision repair and related services, with all sales relating to a group of similar services. In this circumstance, IFRS requires BGSI to provide geographical disclosure. For the periods reported, all of BGSI’s sales were derived within Canada or the United States of America. Reportable assets include property, plant and equipment, right of use assets, goodwill and intangible assets which are all located within these two geographic areas.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Sales
Canada	$66,506	$63,297	$136,439	$124,892
United States	947,146	717,110	1,873,889	1,433,838

	$1,013,652	$780,407	$2,010,328	$1,558,730

Reportable Assets As at	June 30, 2026	December 31, 2025
Canada	$219,443	$230,414
United States	3,703,445	2,098,786

	$3,922,888	$2,329,200

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

17.	EARNINGS (LOSS) PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings (loss)	$1,291	$5,422	$(6,635)	$2,785

Basic weighted average number of shares	27,836,295	21,467,807	27,833,160	21,467,695
Add:
Stock option plan	—	2,176	—	3,710
Share-based payment plan	61,974	53,412	—	53,412
Average number of shares outstanding - diluted basis	27,898,269	21,523,395	27,833,160	21,524,817

Basic earnings (loss) per share	$0.05	$0.25	$(0.24)	$0.13

Diluted earnings (loss) per share	$0.05	$0.25	$(0.24)	$0.13

For the three months ended June 30, 2026, the impact of the share-based payment plan issued in 2025 and 2026 were included in the diluted average number of shares outstanding. There were no stock option plans included in the diluted average number of shares outstanding as their impact was anti-dilutive during this period.

For the three months ended June 30, 2025, the impact of the share-based payment plan issued in 2025 and stock options issued in 2022 were included in the diluted average number of shares outstanding. The stock options issued in 2021, 2023, 2024 and 2025 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during this period.

For the six months ended June 30, 2026, the Company was in a net loss position. Consequently, all potentially dilutive instruments, including share-based payment plans and stock options plans, were considered anti-dilutive and were excluded from the calculation of diluted loss per share.

For the six months ended June 30, 2025, the impact of the share-based payment plan issued in 2025 and stock options issued in 2022 and 2025 were included in the diluted average number of shares outstanding. The stock options issued in 2021, 2023 and 2024 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during these periods.

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

18.	STOCK OPTION PLAN

During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.

The information on the outstanding options are as follows:

	Three months ended June 30,
	2026		2025
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	120,327	$210.71	94,471	$217.39
Forfeited during the period	(752)	194.28	(5,875)	212.55

Balance at the end of period	119,575	$210.82	88,596	$217.71

Exercisable at the end of the period	33,771	$208.10	19,253	$198.30

	Six months ended June 30,
	2026		2025
	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)
Balance at the beginning of period	85,587	$217.61	67,762	$219.84
Granted during the period	35,385	194.28	29,380	211.27
Forfeited during the period	(1,299)	209.79	(7,680)	214.91
Exercised during the period	(98)	187.49	(866)	190.69

Balance at the end of period	119,575	$210.82	88,596	$217.71

Exercisable at the end of the period	33,771	$208.10	19,253	$198.30

The weighted average grant date fair value of stock options granted during the six months ended June 30, 2026 was $59.45 per option (2025 - $69.51). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2026	2025
Risk-free interest rate	2.83%	2.84%
Expected life (years)	5.5	5.5
Expected stock price volatility	27.93%	30.73%
Expected dividend yield	0.267%	0.259%

BOYD GROUP SERVICES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2026 and 2025

(thousands of U.S. dollars, except share and per share amounts)

19.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended June 30,
	2026	2025
Accounts receivable	$(14,327)	$(2,434)
Inventory	6,769	1,528
Prepaid expenses	(1,252)	5,285
Accounts payable and accrued liabilities	(19,235)	11,725
Income taxes, net	(1,142)	5,427

	$(29,187)	$21,531

	Six months ended June 30,
	2026	2025
Accounts receivable	$(27,566)	$(17,951)
Inventory	8,395	7,178
Prepaid expenses	(2,610)	2,863
Accounts payable and accrued liabilities	14,459	18,637
Income taxes, net	947	8,064

	$(6,375)	$18,791